Exhibit 99.(h)(19)

Peter D. Thatch
Managing Director, Managed Solutions Group - Third Party Platforms

Global Investments and Wealth Management
1700 Merrill Lynch Drive Pennington, New Jersey 08534 (609) 274-1985

Merrill Lynch

Wealth Management

Bank of America Corporation

July 9, 2013

Tributary Capital Management, LLC

1620 Dodge Street

STOP 1089

Omaha, NE 68197

Re: Compensation

Ladies and Gentlemen:

As the premier retail marketer of mutual funds, providing services that are unmatched in the industry, Merrill Lynch believes that it will provide the Tributary Funds (the “Funds”) and Tributary Capital Management, LLC the “Adviser” and together with the Funds, hereinafter referred to as the “Tributary Fund Family”) with superior services throughout our relationship.  Because we believe that our superior services are deserving of compensation at the highest level, we are asking the Adviser to agree to the following terms by signing two copies of this Compensation Letter and returning it to Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1700 Merrill Lynch Drive, Pennington, New Jersey 08534, Attention: Peter D. Thatch, Managing Director, Managed Solutions Group - Third Party Platforms. Merrill Lynch will countersign this Compensation Letter and return an original to you for your files.

By signing as requested, the Adviser hereby represents and agrees that, as of the date hereof, each of the rates of compensation to be paid to Merrill Lynch pursuant to the No-Load Fund Services Agreement (the “Merrill Rate”) for facilitating the offer or sale, development, operation and maintenance of self-directed brokerage platforms, and/or providing services in connection with the ownership of any class of shares of any open-end investment company securities included on Schedule A of the Operations Agreement, Schedule S-1 of the Fee-Based Programs Supplemental Agreement and Schedule SD-1 of the No-Load Self-Directed Brokerage Service Platform Supplemental Agreement (collectively, “Fund Shares”) equals or exceeds, respectively, the Maximum Compensation Rate (as defined below) being paid as of the date hereof to any Financial Intermediary (as defined below) in respect of such class of Fund Shares.

In addition, the Adviser hereby agrees that if it is not in compliance with this representation and agreement, it will promptly notify Merrill Lynch at the address set forth in the first paragraph and promptly pay to Merrill Lynch an amount equal to the sum of (i) the difference between the amount paid to Merrill Lynch under the Merrill Rate and the amount Merrill Lynch would have been paid if the Maximum Compensation Rate were applied to Fund Shares subject to the Merrill Rate (the “Differential”) and, (ii), interest on the Differential calculated based on the Prime Rate on the date of payment (as published in The Wall Street Journal plus three percent (3%) for the period beginning on the date of noncompliance with this agreement through and including the date of payment.

The Adviser further agrees that, if at any time during the continuance of the No-Load Fund Services Agreement, Operations Agreement, Fee-Based Programs Supplemental Agreement and the Self-Directed Agreement (collectively, the “Agreements”) the Adviser agrees to pay any Financial Intermediary a Maximum Compensation Rate that is more than the Merrill Rate, the Adviser agrees to promptly notify Merrill Lynch at the address given above of such arrangement and to discuss, in good faith, whether the Merrill Rate should be increased accordingly.

For the purposes hereof, the term “Maximum Compensation Rate” means the highest asset-based fee, at any given time, payable to any Financial Intermediary and its affiliates in connection with facilitating the offer, sale and/or servicing of any Fund Shares (including distribution services, marketing support, recordkeeping, platform maintenance and/or other shareholder services), excluding Fund Shares sold to or held by retirement plans and/or their participants; it being understood that if the asset-based fee payable to any Financial Intermediary differs depending upon asset level or other criteria, the highest applicable rate shall be deemed to apply in determining the Maximum Compensation Rate hereunder.

For the purposes hereof, “Financial Intermediary” means any person or entity facilitating the offer or sale of Fund Shares and/or providing services to customers in connection with the ownership of such Fund Shares.

To the extent the terms of this Compensation Letter conflict with the terms of any other agreement between or among the Tributary Fund Family, their agents and Merrill Lynch (including the Agreements), the terms of this Compensation Letter shall govern.  This Compensation Letter shall be effective as of the date of the Agreements and shall terminate upon termination of the Agreements.

We look forward to a mutually beneficial relationship.

Very truly yours,

/s/ Peter D. Thatch
Peter D. Thatch Managing Director,
Managed Solutions Group - Third Party Platforms

Accepted and agreed to:

Tributary Capital Management, LLC

By:	/s/ Stephen R. Frantz

Name:	Stephen R. Frantz

Title:	Managing Partner